UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

September 29, 2011	Commission File Number: 0001284823

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2011

Havant, UK — September 29, 2011 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment, today announced results for the third fiscal quarter ended August 31, 2011. Revenues for the third quarter were $361.8 million, a decrease of 16% compared to revenues of $430.2 million for the same period last year.

For the third quarter, GAAP net income was $9.7 million, or $0.32 per diluted share, compared to GAAP net income of $37.2 million, or $1.19 per diluted share, in the same period last year. Non-GAAP net income was $12.7 million, or $0.42 per diluted share, compared to non-GAAP net income of $37.6 million, or $1.20 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the third quarter decreased to 16.7%, compared to 17.6% in the same period last year, reflecting significantly lower revenues and gross margins in the Storage Infrastructure (SI) business partially offset by increased gross margins in the Networked Storage Solutions (NSS) business.

Revenues from sales of our NSS products were $336.6 million as compared to $317.2 million in the same quarter a year ago, an increase of 6%. Gross profit margin in the NSS business was 17.2% as compared to 12.0% a year ago. The increase in gross margin was primarily due to a favorable customer and product mix. Revenues from sales of our SI products were $25.2 million as compared to $113 million in the same quarter a year ago, a decrease of 78%. Gross profit margin in the SI business was 9.6% as compared to 33.8% a year ago. The decrease in gross margin was primarily the result of the impact of fixed operating costs on lower revenues. Additionally, as a result of the bankruptcy filing by Solyndra, Xyratex has recorded a bad debt provision of approximately $1 million.

During the quarter the Company repurchased 2,064,480 of its common shares at a total cost of $18.6 million. During the first nine months of the fiscal year a total of 2,615,196 shares have been repurchased, representing 8.5% of shares issued and outstanding as of February 28, 2011, at a total cost of $23.9 million. The shares were repurchased under the previously announced share repurchase plan. Also, as previously announced, the Company paid its first dividend in the quarter. The cash dividend was set at $0.05 a share and totaled approximately $1.5 million. The Company’s cash balance amounted to $136.2 million at the end of the quarter, an increase of $9.3 million in the quarter and of $45.4 million in the first nine months of the fiscal year.

“Overall, I was pleased with our performance,” said Steve Barber, CEO of Xyratex. “I was very pleased with the performance of our NSS business in the third quarter. The Enterprise External Storage market remains strong, and we are executing well overall to meet the needs of our customers. In addition, we continue to invest in other growth sectors that will broaden our market opportunities.  Our SI business performed within our expectations but, as we have mentioned throughout the year it is being negatively affected by a number of factors, including the delay in regulatory approval of the two pending disk drive industry acquisitions by Seagate and Western Digital. As a result, the disk drive capital equipment sector remains very challenged with the industry delaying incremental capital investment. Given this current market environment, we are now implementing significant reductions in fixed costs in the SI business while protecting our investments in key next generation products needed to improve our competitive position. We have a strong cash position which will allow us to invest in strategic areas as well as continue to buy back shares.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the fourth quarter of 2011 is projected to be in the range of $343 million to $383 million.

•                  Diluted earnings per share is anticipated to be between $0.19 and $0.37 on a GAAP basis in the fourth quarter of 2011. On a non-GAAP basis diluted earnings per share is anticipated to be between $0.27 and $0.45. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at http://www.xyratex.com/investors on Thursday, September 29, 2011 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (800) 299-7089 in the United States and +1 (617) 801-9714 outside of the United States, passcode 94462032. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through October 6, 2011 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 47147315.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) the related tax effects, and (d) the tax expense resulting from a reduction in the deferred tax asset caused by a fall in U.K. tax rates. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flows below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred;  (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (d) the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community. As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today’s technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations

Brad Driver

Tel: +1 (510) 687-5260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended,
	August 31,	August 31,	August 31,	August 31,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$336,621	$317,249	$971,969	$932,132
Storage Infrastructure	25,215	112,987	88,914	272,969
Total revenues	361,836	430,236	1,060,883	1,205,101

Cost of revenues	301,465	354,310	907,411	989,083
Gross profit:
Networked Storage Solutions	58,063	38,061	150,187	123,444
Storage Infrastructure	2,420	38,232	3,947	93,638
Equity compensation	(112)	(367)	(662)	(1,064)
Total gross profit	60,371	75,926	153,472	216,018
Operating expenses:
Research and development	30,047	23,950	88,272	63,955
Selling, general and administrative	16,698	15,899	52,114	42,776
Amortization of intangible assets	1,230	1,018	3,279	2,975
Total operating expenses	47,975	40,867	143,665	109,706
Operating income	12,396	35,059	9,807	106,312
Interest income, net	209	29	288	10
Income before income taxes	12,605	35,088	10,095	106,322
Provision (benefit) for income taxes	2,948	(2,146)	314	(851)
Net income	$9,657	$37,234	$9,781	$107,173

Net earnings per share:
Basic	$0.33	$1.23	$0.32	$3.57
Diluted	$0.32	$1.19	$0.31	$3.45

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,499	30,259	30,280	30,059
Diluted	30,299	31,271	31,232	31,028

Cash dividends declared per share	$0.05	$—	$0.05	$—

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2011	2010
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$136,238	$90,842
Accounts receivable, net	175,193	209,044
Inventories	157,287	195,936
Prepaid expenses	3,347	3,154
Deferred income taxes	3,115	8,204
Other current assets	8,904	3,876
Total current assets	484,084	511,056
Property, plant and equipment, net	46,221	45,687
Intangible assets, net	20,656	9,326
Deferred income taxes	21,601	14,913
Total assets	$572,562	$580,982

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$157,327	$155,792
Employee compensation and benefits payable	18,520	22,638
Deferred revenue	11,507	17,958
Income taxes payable	1,095	730
Other accrued liabilities	24,917	16,533
Total current liabilities	213,366	213,651
Long-term debt	—	—
Total liabilities	213,366	213,651

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 28,321 and 30,276 issued and outstanding	283	303
Additional paid-in capital	365,097	382,684
Accumulated other comprehensive income	1,646	496
Accumulated deficit	(7,830)	(16,152)
Total shareholders’ equity	359,196	367,331
Total liabilities and shareholders’ equity	$572,562	$580,982

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$9,781	$107,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	15,031	13,523
Amortization of intangible assets	3,279	2,975
Non-cash equity compensation	6,268	6,732
(Gain) loss on sale of assets	(44)	171
Deferred income taxes	(2,016)	(2,953)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	34,302	(102,469)
Inventories	38,739	(120,462)
Prepaid expenses and other current assets	(3,654)	(4,476)
Accounts payable	3,793	116,801
Employee compensation and benefits payable	(4,118)	10,141
Deferred revenue	(6,451)	22,168
Income taxes payable	365	655
Other accrued liabilities	4,141	90
Net cash provided by operating activities	99,416	50,069

Cash flows from investing activities:
Investments in property, plant and equipment	(15,521)	(14,121)
Acquisition of intangible assets	(4,700)	—
Acquisition of businesses	(6,084)	(4,908)
Net cash used in investing activities	(26,305)	(19,029)

Cash flows from financing activities:
Proceeds from issuance of shares	2	1,933
Repurchase of shares	(23,884)	—
Dividends to shareholders	(1,459)	—
Decrease in book overdraft	(2,374)	—
Net cash provided by (used in) financing activities	(27,715)	1,933
Change in cash and cash equivalents	45,396	32,973
Cash and cash equivalents at beginning of period	90,842	51,935
Cash and cash equivalents at end of period	$136,238	$84,908

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2011	2010	2011	2010
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income To Non-GAAP Net Income

GAAP net income	$9,657	$37,234	$9,781	$107,173

Amortization of intangible assets	1,230	1,018	3,279	2,975
Equity compensation	1,855	2,455	6,268	6,732
Tax effect of above non-GAAP adjustments	(1,127)	—	(2,140)	—
Effect of change in tax rates	1,044	—	1,044	—
Deferred tax on equity compensation	—	(3,148)	—	(3,148)

Non-GAAP net income	$12,659	$37,559	$18,232	$113,732

Summary Reconciliation Of Diluted GAAP Earnings Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings per share	$0.32	$1.19	$0.31	$3.45

Amortization of intangible assets	0.04	0.03	0.11	0.10
Equity compensation	0.06	0.08	0.21	0.22
Tax effect of above non-GAAP adjustments	(0.04)	—	(0.07)	—
Effect of change in tax rates	0.03	—	0.03	—
Deferred tax on equity compensation	—	(0.10)	—	(0.10)

Diluted non-GAAP earnings per share	$0.42	$1.20	$0.59	$3.66

Summary Of Equity Compensation

Cost of revenues	112	367	662	1,064
Research and development	697	721	2,244	2,145
Selling, general and administrative	1,046	1,367	3,362	3,523

Total equity compensation	1,855	2,455	6,268	6,732

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 29, 2011	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer